Exhibit 99.1

Lentuo International Inc. Announces Fourth Quarter and Fiscal Year 2010 Financial Results

4Q10 Revenue Increased 70.0% Year-Over-Year

4Q10 Net Income Increased 40.2% Year-Over-Year

FY10 Revenues Increased 43.7% Year-Over-Year

FY10 Net Income Increased 25.4% Year-Over-Year

Beijing, China, April 13, 2011 — Lentuo International Inc. (NYSE: LAS) (“Lentuo” or the “Company”), the largest non-state-owned automobile retailer in Beijing, China as measured by new vehicle sales revenues in 2009, today announced unaudited financial results for the fourth quarter and fiscal year of 2010.

Fourth quarter 2010 Financial Highlights

•                  Revenues in the fourth quarter of 2010 increased 70.0% year-over-year to RMB1.1 billion ($167.4 million).

•                  The number of vehicles sold in the fourth quarter of 2010 increased 61.5% year-over-year to 6,292 units.

•                  The average unit price in the fourth quarter 2010 increased 8.2% year-over-year to RMB164,879.

•                  Net income was RMB49.0 million ($7.4 million), an increase of 40.2% from RMB34.9 million in the comparable period of 2009. Diluted earnings per ordinary share was RMB1.01 ($0.15).

Fiscal Year 2010 Financial Highlights

•                  Revenues in the full year of 2010 increased 43.7% year-over-year to RMB3.4 billion ($509.6 million).

•                  The number of vehicles sold in the full year of 2010 increased 20.8% year-over-year to 18,176 units.

•                  The average unit price for the full year of 2010 increased 19.4% year-over-year to RMB169,182.

•                  Net income attributable to ordinary shareholders and comprehensive income in 2010 was RMB161.4 million ($24.5 million), an increase of 25.4% from RMB128.7 million in the full year 2009. Diluted earnings per ordinary share was RMB3.77 ($0.57).

Mr. Hetong Guo, Founder and Chairman of Lentuo, commented, “We are pleased with our solid fourth quarter financial results.  Our rapid revenue growth in the fourth quarter of 2010 again demonstrates our strong brand and proven business model. Although new traffic control measures in Beijing may negatively impact certain aspects of Lentuo’s business, they may create new opportunities for us as well.  We intend to broaden our portfolio of luxury brands, increase the relative contribution of maintenance services to our total revenues, and leverage our leading brand in the Beijing market, stronger financial position, and operational scale to acquire smaller dealerships at attractive prices.”

Ms. Ping Yu, Chief Financial Officer of Lentuo, added, “We are delighted to have achieved record revenues in the fourth quarter.  Reflecting a higher ASP and solid new car sales, gross profit noticeably expanded, driving strong net income.  Despite Beijing’s new quota system for new licenses, we remain optimistic about the automobile market potential in our target markets.  We believe Lentuo is well-positioned to execute on our expansion plans, deliver sustainable financial results and create more value for our shareholders.”

Fourth quarter 2010 Financial Performance

Revenues in the fourth quarter 2010 increased by 70.0% to RMB1.1 billion ($167.4 million) from RMB650.2 million in the same period of 2009. The revenue growth was driven by increased sales volume of new vehicles, especially the strong sales made after the Beijing government issued provisional measures aimed at curbing traffic congestion on December 23, 2010. An increased average unit price, as well as the increased volume of automobile repair and maintenance services, also drove revenues upward.

For the fourth quarter 2010, the Company sold 6,292 vehicles, representing a 61.5% increase from 3,895 in the same period of 2009. The sales growth was primarily driven by strong consumer demand in fourth quarter following the Beijing government’s new traffic congestion control measures introduced in December.

The average unit price for the fourth quarter 2010 was RMB164,879 ($24,982), an 8.2% increase over RMB152,401 in the same period of 2009.  In addition, the Company serviced approximately 37,868 vehicles at Company dealerships in the three months ended December 31, 2010, representing a 30.8% increase over the fourth quarter of 2009.  The growth was primarily driven by increased market demand, the Company’s enhanced retail sales efforts, and increased sales for repair and maintenance services.

Cost of goods sold increased by 73.8% to RMB986.8 million ($149.5 million) in the fourth quarter of 2010 from RMB567.8 million in the same quarter of 2009, primarily as a result of increased sales of new vehicles, as well as automobile repair and maintenance services. As a percentage of revenues, cost of goods sold increased to 89.3% in the fourth quarter of 2010 from 87.3% in the fourth quarter of 2009.

Gross profit increased by 43.4% to RMB118.2 million ($17.9 million) from RMB82.4 million for the fourth quarter of 2009. The increase in gross profit was primarily due to the increase in revenues both from new vehicles sales and automobile repair and maintenance services.

Gross margin for the fourth quarter of 2010 decreased to 10.7% from 12.7% for the fourth quarter of 2009 because new vehicle sales as a portion of total revenues increased in the fourth quarter of 2010.  Specifically, their contribution to overall revenues rose to 93.9% from 91.3% in the same period of 2009.  Within the increased car sales, we saw a greater number of lower margin automobiles sold.

Selling, marketing and distribution expenses increased by 63.0% to RMB20.8 million ($3.1 million) in the fourth quarter of 2010 from RMB12.7 million in the same quarter of 2009, primarily as a result of the increased performance-related bonuses paid to Company’s salespersons in line with increased revenues, increased maintenance expenses, increased employees’ social welfare expenses, and increased advertising expenses. As a percentage of revenues, selling, marketing and distribution expenses decreased to 1.9% in the fourth quarter of 2010 from 2.0% in the fourth quarter of 2009.

General and administrative expenses increased by 21.7% to RMB12.7 million ($1.9 million) in the fourth quarter of 2010 from RMB10.4 million in the same quarter of 2009, primarily due to increased depreciation expenses, increased office maintenance expenses, and increased employees social welfare expenses. As a percentage of the revenues, general and administrative expenses decreased to 1.2% in the fourth quarter of 2010 from 1.7% in the fourth quarter of 2009.

Operating income for the fourth quarter 2010 increased by 43.2% to RMB84.7 million ($12.8 million) from RMB59.2 million in the same period in 2009.

Operating margin in the fourth quarter of 2010 was 7.7%, compared to 9.1% in the same quarter of 2009. The decrease of the operating margin was mainly attributable to the decrease in gross margin as well as the increased selling, marketing and distribution expenses discussed above.

Income tax expenses in the fourth quarter of 2010 were RMB18.3 million ($2.8 million), representing an effective tax rate of 27.2%, decreasing from 27.7% in the same period of 2009.

Net income was RMB49.0 million ($7.4 million), an increase of 40.2% from RMB34.9 million in the comparable period of 2009.

Diluted earnings per ordinary share was RMB1.01 ($0.15) in the fourth quarter of 2010 compared to RMB0.88  in the fourth quarter of 2009.

As of December 31, 2010, the Company had cash and cash equivalents of RMB806.3 million ($122.2 million), compared to RMB72.1 million as of December 31, 2009.  Net cash provided by operating activities was RMB431.3 million ($65.3 million) in the twelve months ended December 31, 2010, compared to net cash used in operating activities of RMB92.9 million in the twelve months ended December 31, 2009.

Fiscal Year 2010 Financial Performance

Revenues in the full year of 2010 increased by 43.7% to RMB3.4 billion ($509.6 million) from RMB2.3 billion in 2009. The revenue growth was driven by the increased sales volume of new vehicles and increased average unit price, as well as the increased volume of automobile repair and maintenance services, automobile repair and maintenance services increased 35% on a year over year basis.

For the full year 2010, the Company sold 18,176 vehicles, representing a 20.8% increase from 15,047 in 2009. The average unit price in 2010 was RMB169,182 ($25,634), a 19.4% increase from RMB141,650 in the same period of 2009. In addition, the Company serviced approximately 131,758 vehicles at Lentuo’s dealerships, representing a 29.7% increase over the full year of 2009. The growth was primarily driven by the increased strong market demand and the Company’s enhanced sales efforts.

Cost of goods sold increased by 45.3% to RMB3.0 billion ($453.9 million) in the full year of 2010 from RMB2.1 billion in 2009, primarily as a result of increased sales of new vehicles, as well as automobile repair and maintenance services. As a percentage of revenues, cost of goods sold increased to 89.1% in the full year of 2010 from 88.1% in 2009.

Gross profit in all of 2010 increased by 31.8% to RMB368.1 million ($55.8 million) from RMB279.3 million in 2009. The increase in gross profit was primarily due to the increase in revenues both from new vehicles sales and automobile repair and maintenance services.

Gross margin for the full year of 2010 decreased to 10.9% from 11.9% in 2009. Despite this reduction, encouragingly repair and maintenance gross margin conversely increased to 59.7% in 2010 from 57.4% in 2009. The slight decline in gross margin overall is attributable to new vehicle sales, of which certain models had lower gross margins. New vehicle sales as a portion of total revenues rose to 91.4% in 2010 from 91.0% in 2009.

Selling, marketing and distribution expenses increased by 34.6% to RMB52.2 million ($7.9 million) in the full year of 2010 from RMB38.8 million in 2009, primarily as a result of the increased performance-related bonuses paid to the Company’s salespersons in line with increased revenues, increased employees social welfare expenses, and increased advertisement expenses. As a percentage of revenues, selling, marketing, and distribution expenses minimally decreased to 1.6% for the full year of 2010 from 1.7% in 2009.

General and administrative expenses increased by 18.8% to RMB37.8 million ($5.7 million) in the full year of 2010 from RMB31.9 million in 2009, primarily due to increased depreciation expenses, increased office maintenance expenses, and increased employees social welfare. As a percentage of the revenues, general and administrative expenses decreased to 1.1% in 2010 from 1.4% in 2009.

Operating income for the full year 2010 increased by 33.2% to RMB278.1 million ($42.1 million) from RMB208.7 million in 2009.

Operating margin in the full year of 2010 was 8.3%, compared to 8.9% over 2009. The decrease of the operating margin was mainly attributable to the decrease in gross margin as well as the increased selling, marketing and distribution expenses discussed above.

Income tax expenses in the full year of 2010 were RMB63.1 million ($9.6 million), representing an effective tax rate of 28.1%, increasing from 27.9% in 2009.

Net income attributable to ordinary shareholders and comprehensive income in 2010 was RMB161.4 million ($24.5 million), an increase of 25.4% from RMB128.7 million in 2009.

Diluted earnings per ordinary share was RMB3.77 ($0.57) in the full year of 2010 compared to RMB3.23 in 2009.

Initial Public Offering

On December 10, 2010, Lentuo’s ADSs began trading on the New York Stock Exchange under the ticker symbol “LAS.”  Lentuo issued 6,500,000 ADSs, each representing two ordinary shares, at a price of $8.00 per ADS and received total proceeds of US$52.0 million.

Strategic Acquisition and Expansion

Lentuo has entered into an agreement with a Honda dealership in Tianjin to acquire 60% of the interest of the dealer. This acquisition demonstrates the Company’s proactive response to strong demand for automobiles in China and is in line with Lentuo’s business development strategy to expand its 4S dealership network into surrounding areas of Beijing. We believe that the acquisition will enhance Lentuo’s targeted market positioning. Pending completion of the acquisition, we expect not only to have a controlling interest in the Tianjin dealership but to gain a powerful strategic ally who will serve as the junior partner in this joint venture.  The junior partner will be committed to helping Lentuo expand into Tianjin, a major metropolitan market, in a rapid and cost-effective manner.  We expect to close this transaction within the second quarter of 2011.

The Company believes acquisitions will be a significant source to grow our business in the future. We plan to continue to purchase franchises that enrich our business portfolio and generate attractive returns for the Company and its shareholders. We will continue to seek good acquisition targets and are pursuing other acquisition opportunities in geographies other than Tianjin as well.  We remain confident that we are on the right track to fulfill our mid-term expansion plan to add another 10 stores to our widening national operations.

Lentuo has initiated the construction of a FAW-VW dealership store in central area of eastern Beijing.  We expect construction to be completed by June 2011.  As we observe increasing demand for premium passenger vehicles to be a long-term trend among the growing number of China’s affluent households, we expect a limited impact on China’s premium car segment due to Beijing’s new quota system.  In addition, the prime location of the new Beijing store will be a key competitive advantage for us in this market—both in terms of repair and maintenance service and new car sales.

Financial Outlook

The Company estimates that its revenues for the first quarter of 2011 will be approximately RMB550 million (US$83.3 million) to RMB580 million (US$87.9 million), representing a year-over-year decrease of approximately 5.4% to 0.2%.

This guidance is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

The Chairman concluded: “Although we anticipate a slightly decrease in the first quarter of 2011 from our usual pattern of top-line growth, we feel that the Company has performed well in light of adverse policy changes in our principal market.  We are proactively addressing this change in our operating environment by increasing the proportion of service-driven revenues and improving our dealership market positioning.  At the same time we are expanding into other territories by leveraging unique relationships with powerful local players.  This provides us with a strong platform for our strategic geographic diversification.”

Conference Call

The Company will hold a conference call at 8:30 pm ET on Wednesday, April 13, 2011, to discuss its unaudited fourth quarter and fiscal year 2010 financial results.  Listeners may access the call by dialing:

US Toll Free: + 1-877-407-9039

International: + 1-201-689-8470

A replay of the call will be available through April 27, 2011.  Listeners may access the replay by dialing:

US Toll Free:  +1-877-870-5176

International: +1-858-384-5517

Access code: 369641

A webcast will also be available through the Company’s website at ir.lentuo.net

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.6000 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2010.

About Lentuo International Inc.

Lentuo is the largest non-state-owned automobile retailer in Beijing, China as measured by new vehicle sales revenues in 2009, according to the China Automobile Dealers Association (“CADA”). Lentuo operates six franchise dealerships, ten automobile showrooms, one automobile repair shop and one car leasing company in Beijing, the largest new passenger vehicle market among all cities in China.  Three of Lentuo’s six dealerships are among the leading dealerships in China for their respective brands, as measured by the volume of new vehicle sales by individual dealership.

Contact Information

Lentuo International Inc.

Jiangyu Luo

Investor Relations Department: +1-646-328-2510

E-mail: luojiangyu@lentuo.net

or

ICR LLC.

Bill Zima

Phone: +86-10-6583-7511

E-mail: Bill.Zima@icrinc.com

Rob Koepp

Phone: +86-10-6583-7516

E-mail: Robert.Koepp@icrinc.com

LENTUO INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares)

	December 31,
	2009	2010
	RMB	RMB	US$
ASSETS

Current assets:
Cash and cash equivalents	72,082	806,304	122,167
Restricted cash	169,887	401,994	60,908
Accounts receivable (net of allowance for doubtful accounts of nil as of December 31, 2009 and 2010)	15,935	42,659	6,463
Inventories, net	290,298	276,179	41,845
Advances to suppliers	251,632	395,266	59,889
Prepaid expenses and other current assets	17,932	53,743	8,143
Amounts due from related parties	308,085	—	—
Deferred tax assets	—	4,061	616

Total current assets	1,125,851	1,980,206	300,031

Non-current assets:
Property and equipment, net	267,696	223,285	33,831
Land use rights, net	9,142	5,806	880
Deferred initial public offering costs	3,635	—	—
Deferred tax assets	465	860	130

Total non-current assets	280,938	229,951	34,841

TOTAL ASSETS	1,406,789	2,210,157	334,872

LENTUO INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares)

	December 31,
	2009	2010
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	8,052	1,948	295
Bills payable	409,584	690,100	104,561
Advances from customers	25,821	90,652	13,735
Deposits from third parties	162,114	85,856	13,008
Accrued expenses and other current liabilities	92,553	202,727	30,716
Amounts due to related parties	1,229	13,553	2,053
Unrecognized tax benefits	49,525	4,963	752
Taxes payable	50,082	142,852	21,645
Short-term loans	325,460	241,053	36,523

Total current liabilities	1,124,420	1,473,704	223,288

Total liabilities	1,124,420	1,473,704	223,288

Commitments and Contingencies	—	—	—

Shareholders’ equity:
Ordinary shares, par value US$0.00001 per share
Authorized — 500,000,000 shares as of December 31, 2009 and 2010
Issued and outstanding — 39,908,389 and 58,937,912 shares as of December 31, 2009 and 2010	1	4	1
Additional paid-in capital	53,973	469,761	71,176
Retained earnings	228,395	266,688	40,407

Total shareholders’ equity	282,369	736,453	111,584

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,406,789	2,210,157	334,872

LENTUO INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

	Three months ended December 31,
	2009	2010
	RMB	RMB	US$
Revenues:
Sales of automobiles	593,601	1,037,417	157,184
Automobile repair and maintenance services	54,588	61,856	9,372
Other services	1,972	5,725	868
	650,161	1,104,998	167,424

Cost of goods sold:
Sales of automobiles	(538,954)	(971,582)	(147,209)
Automobile repair and maintenance services	(28,792)	(14,986)	(2,271)
Other services	(64)	(212)	(32)
	(567,810)	(986,780)	(149,512)
Gross profit	82,351	118,218	17,912
Operating expenses:
Selling, marketing and distribution expenses	(12,746)	(20,770)	(3,147)
General and administrative expenses	(10,447)	(12,710)	(1,926)
Total operating expenses	(23,193)	(33,480)	(5,073)
Operating income	59,158	84,738	12,839
Interest income	87	717	109
Interest expenses	(10,986)	(17,814)	(2,699)
Exchange loss	—	(2,554)	(387)
Other income, net	800	2,158	327

Income before income tax expenses	49,059	67,245	10,189
Income tax expenses	(13,612)	(18,274)	(2,769)

Income from continuing operations	35,447	48,971	7,420
Loss from discontinued operations, net of tax	(521)	—	—

Net income attributable to ordinary shareholders and comprehensive income	34,926	48,971	7,420

Weighted average ordinary shares outstanding:	39,908,389	48,622,695	48,622,695

Basic and diluted earnings per share:
From continuing operations	0.89	1.01	0.15
From discontinued operations	(0.01)	—	—

Net income attributable to ordinary shareholders	0.88	1.01	0.15

LENTUO INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

	Years ended December 31,
	2009	2010
	RMB	RMB	US$
Revenues:
Sales of automobiles	2,131,403	3,075,045	465,916
Automobile repair and maintenance services	203,083	274,076	41,527
Other services	7,005	14,548	2,204
	2,341,491	3,363,669	509,647

Cost of goods sold:
Sales of automobiles	(1,975,497)	(2,883,938)	(436,960)
Automobile repair and maintenance services	(86,432)	(110,487)	(16,740)
Other services	(234)	(1,177)	(179)
	(2,062,163)	(2,995,602)	(453,879)
Gross profit	279,328	368,067	55,768
Operating expenses:
Selling, marketing and distribution expenses	(38,774)	(52,173)	(7,905)
General and administrative expenses	(31,851)	(37,824)	(5,731)
Total operating expenses	(70,625)	(89,997)	(13,636)
Operating income	208,703	278,070	42,132
Interest income	2,392	1,102	167
Interest expenses	(33,288)	(53,832)	(8,156)
Exchange loss	—	(3,018)	(457)
Other income, net	1,394	2,144	321

Income before income tax expenses	179,201	224,466	34,010
Income tax expenses	(50,039)	(63,093)	(9,560)

Income from continuing operations	129,162	161,373	24,450
Loss from discontinued operations, net of tax	(433)	—	—

Net income attributable to ordinary shareholders and comprehensive income	128,729	161,373	24,450

Weighted average ordinary shares outstanding:	39,908,389	42,798,679	42,798,679
Basic and diluted earnings per share:
From continuing operations	3.24	3.77	0.57
From discontinued operations	(0.01)	—	—

Net income attributable to ordinary shareholders	3.23	3.77	0.57